Exhibit 21.1

Subsidiaries of the Registrant

As of April 20, 2010, the Registrant was the beneficial owner of 100% of the common stock of the following significant subsidiaries:

CSX Transportation, Inc. (a Virginia corporation)
CSX Intermodal, Inc. (a Delaware corporation)

As of April 20, 2010, none of the other subsidiaries included in the Registrant’s consolidated financial statements constitute a significant subsidiary.